

03055000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Investment Center Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. DePaola **(212) 437-2263**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard Nigro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


AMA N RODGERS
Notary Public - State of New York
NO. 01RO6073772
Qualified in Kings County
My Commission Expires 04-29-06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Investment Center Inc.

December 31, 2002
with Report of Independent Auditors

BNY Investment Center Inc.

Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Investment Center Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

BNY Investment Center Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 448,943
Securities owned, at market value	19,950,000
Commissions receivable	2,121,368
Deferred tax assets	92,943
Other assets	222,167
Total assets	$ 22,835,421
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,143,225
Taxes payable	2,854,218
Other liabilities and accrued expenses	553,850
Total liabilities	4,551,293
Stockholder's equity:	
Common stock, $1 par value:	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	18,159,128
Total stockholder's equity	18,284,128
Total liabilities and stockholder's equity	$ 22,835,421

The accompanying notes are an integral part of these financial statements.

BNY Investment Center Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

BNY Investment Center Inc. (the "Company"), a New York corporation, is a wholly-owned subsidiary of The Bank of New York (the "Bank"), which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"), a financial holding company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an agency brokerage firm, which serves the Bank's retail banking customers. The Company specializes in the sale of mutual funds, unit investment trusts and annuities and provides discount brokerage services to its clients.

The clearing and depository operations for the Company's clients are provided by BNY Clearing Services LLC ("BNY Clearing") on a fully-disclosed basis. BNY Clearing is an affiliate of the Company and wholly-owed subsidiary of the Bank.

2. Significant Accounting Policies

Securities Transactions

Securities owned are recorded on a trade date basis and are valued at market with the resulting realized and unrealized gains and losses included in net income. At December 31, 2002, securities owned consisted of an investment in a money market mutual fund managed by BNY Hamilton Funds, Inc. ("BNY Hamilton"), an affiliate of BNY.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition including cash, receivable, securities owned, certain other assets, and certain other liabilities approximate their carrying value.

3. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax liability of $45,591 and a deferred tax asset of $138,534. The deferred tax liability is attributable to reserves and the deferred tax asset is primarily attributable to state and local tax payments.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

4. Transactions with Customers

For transactions in which the Company, through BNY Clearing, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and BNY Clearing monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Transactions with Customers (continued)

The Company has agreed to indemnify BNY Clearing for losses that it may sustain from the customer accounts introduced by the Company (see Note 7). At December 31, 2002, there were no amounts to be indemnified to BNY Clearing for these customer accounts.

5. Related Party Transactions

The Company has entered into a fully-disclosed clearing agreement with BNY Clearing for the carrying of retail customer accounts and clearance of brokerage transactions. As of December 31, 2002, the Company had $345,912 of commissions receivable from BNY Clearing, which is included in commissions receivable in the statement of financial condition.

The Company utilizes the offices and facilities of the Bank and is allocated a charge for their usage. In addition, the Bank allocated other administrative expenses to the Company.

The Company has $19,950,000 in securities owned which are invested in a money market mutual fund managed by BNY Hamilton.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $16,226,606, which exceeded its requirement by $15,923,186. The Company's ratio of aggregate indebtedness to net capital was .28 to 1 at December 31, 2002.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

7. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN 45's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 4, the Company has agreed to indemnify BNY Clearing for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan ("the Plan") sponsored by the Bank, which is composed of a 401(k) match program. Required contributions under the Plan were paid by the Bank.